                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                     (Amendment No. 6 for Barbara Sinclair;
                       Amendment No. 5 for James Sinclair)

                    Under the Securities Exchange Act of 1934

                             SUTTON RESOURCES, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    869474106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 James Sinclair
                              Route 41, Amenia Road
                                Sharon, CT 06069
                                 (860) 364-0164
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 12,1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ].

                               Page 1 of 7 pages

--------------------                                           -----------------

CUSIP NO. 869474106                                            Page 2 of 7 pages
          ---------
--------------------                                           -----------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Barbara Sinclair
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
              PF, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   -0-
BENEFICIALLY   |-----|--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   2,922,284
 REPORTING     |-----|--------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |   -0-
               |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   3,198,084(1)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,198,084(1)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.6%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
              IN
------------------------------------------------------------------------------
(1) Includes 275,800 shares underlying warrants (giving effect to 2 for 1 stock split) exercisable within 60 days.

--------------------                                           -----------------

CUSIP NO. 869474106                                            Page 3 of 7 pages
          ---------
--------------------                                           -----------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           James Sinclair
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
              PF, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   260,100
BENEFICIALLY   |-----|--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   2,922,284
 REPORTING     |-----|--------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |   260,100
               |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   3,198,084
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,458,184(1)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.6%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
              IN
------------------------------------------------------------------------------
(1) Includes 3,198,084 shares beneficially owned by Barbara Sinclair, in which Mr. Sinclair disclaims economic interest.

--------------------                                           -----------------

CUSIP NO. 869474106                                            Page 4 of 7 pages
          ---------
--------------------                                           -----------------


                                  AMENDMENT TO
                           STATEMENT FOR SCHEDULE 13D

         This statement amends Items 3 and 5 of the Statement to the Schedule 13D filed with the Commission on January 25, 1996, as subsequently amended, on behalf of Barbara Sinclair and James Sinclair (the "Reporting Persons") with respect to the common stock of Sutton Resources, Ltd. (the "Issuer").

Item 3. Source and Amount of Funds

         The net cost of the Warrants and Shares reported herein as being acquired by Mrs. Sinclair was $929,638 and $289,497, respectively. Mrs. Sinclair used the proceeds of the sale of the Issuer's common stock to acquire the Warrants and Shares reported herein.

Item 5. Interest in Securities of the Issuer.

         (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 25,425,630 shares outstanding, as reported in the Isuer's most recently available Form 6-K, as adjusted for a two-for-one split announced by the Issuer.

As of the close of business on May 12, 1997:

                  (i) Mrs. Sinclair beneficially owns 3,198,084 Shares (12.6% of the Issuer's Outstanding Shares), 275,800 of which underlie warrants exercisable within 60 days.

                  (ii) Mr. Sinclair beneficially owns 3,458,184 Shares (13.6%), which include the Shares reported as beneficially owned by Mrs. Sinclair. Mr. Sinclair expressly disclaims economic interest in any of the Shares beneficially owned by Mrs. Sinclair.

                  (iii) In the aggregate, the Reporting Persons beneficially own 3,458,184 Shares (13.6%).

         (b) Mr. and Mrs. Sinclair share voting and dispositive power with respect to the Shares reported in (a)(i), and Mr.

--------------------                                           -----------------

CUSIP NO. 869474106                                            Page 5 of 7 pages
          ---------
--------------------                                           -----------------

Sinclair has voting and dispositive power over the Shares reported in (a)(ii).

         (c)(i) Since the date of the last amendment to the Reporting Persons'
Schedule 13D, Mrs. Sinclair has engaged in the following transactions in the Issuer's Common Stock and Warrants:

                                  Transactions
                                   in Warrants

                            No. of                  Price per      Purchase (P)
Date                        Warrants                Warrant        or Sale (S)
----                        --------                -------        -----------

March 27, 1997               5,000                  $ 4.74            P
April 3, 1997                1,500                    4.55            P
April 11, 1997              18,000                    5.57            P
April 14, 1997               6,000                    5.05            P
April 14, 1997              12,000                    4.76            P
April 18, 1997                 700                    5.64            P
April 18, 1997                 200                    6.95            S
April 21, 1997              32,500                    7.49            P
April 22, 1997              35,000                    7.54            P
April 22, 1997                 200                    7.60            S
April 25, 1997              10,000                    7.55            P
May 5, 1997                 14,200                    7.46            P
May 9, 1997                    900                    7.58            P

                                  Transactions
                                 in Common Stock

                            No. of                  Price per      Purchase (P)
Date                        Shares                  Share          or Sale (S)
----                        ------                  -----          -----------

March 19, 1997               2,500                  $22 3/4           S
March 19, 1997               2,500                   23.21            S
March 19, 1997               2,500                   23 1/5           S
March 19, 1997               5,000                   22.40            S
April 14, 1997               2,000                   16 3/4           S
April 14, 1997               1,000                   16 3/4           S
April 14, 1997               1,500                   15 5/8           S
April 14, 1997               7,500                   15.60            S
April 14, 1997               1,000                   15.00            S

--------------------                                           -----------------

CUSIP NO. 869474106                                            Page 6 of 7 pages
          ---------
--------------------                                           -----------------






                           No. of              Price per          Purchase (P)
Date                       Shares              Share              or Sale (S)
----                       ------              -----              -----------


April 14, 1997                 500               14 7/8             S
April 15, 1997               1,200               15 1/8             S
April 17, 1997                 500               18.00              S
April 18, 1997               3,500               18 1/4             S
April 21, 1997               2,300               19.45              S
April 21, 1997               3,800               18 5/8             S
April 21, 1997               1,000               18 3/4             S
April 21, 1997               1,500               19.00              S
April 21, 1997               2,500               19 5/8             S
April 22, 1997              19,800               18.03              S
April 25, 1997               2,000               18 3/4             S
May 5, 1997                  9,700                8 1/2             S
May 5, 1997                  2,200                8 1/2             S
May 6, 1997                  1,000                8 5/8             S
May 7, 1997                  1,000                9.00              P
May 7, 1997                  1,000                9 1/8             P
May 7, 1997                 12,000                9.13              P
May 7, 1997                  1,000                9 1/4             P
May 9, 1997                  1,700                8 4/5             P
May 9, 1997                  2,700                9.06              P
May 9, 1997                  3,000                9 1/4             P
May 12, 1997                 7,500                9.39              P


         The prices set forth above and number of Shares or Warrants are not adjusted for the stock split, but represent the actual transactions.

--------------------                                           -----------------

CUSIP NO. 869474106                                            Page 7 of 7 pages
          ---------
--------------------                                           -----------------


                                   SIGNATURES

         After reasonable inquiry and to the best of each Reporting Person's belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May __, 1997


                                     ______________________________
                                     Barbara Sinclair,
                                     by James Sinclair


                                     ______________________________
                                     James Sinclair